UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-22

EXETER DRILLING CONTINUES TO EXPAND THE ESCONDIDA VEIN SYSTEM

Vancouver, BC, July 24, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports high-grade gold and silver results, from nine new diamond drill holes, continues to expand the Escondida East vein system at its Cerro Moro Project in Santa Cruz Province, Argentina.

Highlights of the results from drilling at Escondida East include the following:

•

3.50 metres (“m”) (11.4 feet) at a grade of 61.8 grams per tonne (“g/t”) gold, (final silver results for this intersection are pending as one sample returned assays above the upper detection limit of 10,000 g/t), including 1.01 m (3.3 feet) at a grade of 212.1 g/t gold (6.2 oz/ton); and

a second intersection of 3.00 m (9.8 feet) at a grade of 9.5 g/t gold and 1,018 g/t silver, a gold equivalent grade* of 26.5 g/t (0.8 oz/ton), including 0.35 m at a grade of 62.3 g/t gold and 7,590 g/t silver, a gold equivalent grade* of 188.8 g/t (5.5 oz/ton) in hole MD 106.

•	3.08 m (10 feet) at a grade of 24.6 g/t gold and 538 g/t silver, a gold equivalent grade* of 33.6 g/t

(1 oz/ton), including 1.69 m (5.5 feet) at a grade of 43.3 g/t gold and 971 g/t silver, a gold equivalent grade* of 59.5 g/t (1.7 oz/ton) in hole MD110.

•	0.98 m (3.2 feet) at a grade of 79.2 g/t gold and 572 g/t silver, a gold equivalent grade* of 88.7 g/t

(2.7 oz/ton), including 0.38 m (1.2 feet) at a grade of 197.0 g/t gold and 1,230 g/t silver, a gold equivalent grade* of 217.5 g/t (6.3 oz/ton) in hole MD111.

•

1.38 m (4.5 feet) at a grade of 51.4 g/t gold and 3,305 g/t silver, a gold equivalent grade * of 106.5 g/t (3.3 oz/ton), including 0.41 m (1.3 feet) at a grade of 99.0 g/t gold and 5,380 g/t silver, a gold equivalent grade* of 188.7 g/t (5.5 oz/ton) in hole MD115.

Exploration Manager, Matt Williams commented: “The results from drill holes in this release indicate the successful testing for strike and depth continuity of high grade gold-silver mineralization at Escondida East. A combination of updated geological and structural models together with the detailed ground magnetic and gradient-array induced polarization-resistivity data is now allowing us to follow-up on the Escondida vein systems in areas under cover.”

To enlarge the above map, please click on it

Detailed Drilling Results

Significant assay results from the new drilling, at a cut-off grade of 1.0 g/t gold equivalent* are given below:

Table 1: Drilling results - Escondida East, Cerro Moro

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD104a	149.26	149.72	0.46	3.0	73	4.2
MD105	97.00	99.00	2.00	0.6	79	1.9
and	101.47	102.45	0.98	3.1	437	10.4
including	102.02	102.45	0.43	6.4	963	22.4
and	105.47	110.00	4.53	1.9	286	6.6
including	105.47	106.38	0.91	8.3	1,227	28.8
MD106	28.50	32.00	3.50	61.8	Pending	Pending
including	29.40	30.41	1.01	212.1	Pending	Pending
and	43.00	46.00	3.00	9.5	1,018	26.5
including	44.48	44.83	0.35	62.3	7,590	188.8
MD107	85.84	86.17	0.33	2.4	26.6	2.9
MD108	23.08	24.06	0.98	18.2	619	28.5
MD109	126.50	128.73	2.23	2.7	86	4.1
including	126.80	127.20	0.40	10.5	259	14.8

MD110	26.00	29.08	3.08	24.6	538	33.6
including	27.39	29.08	1.69	43.3	971	59.5
MD111	26.80	27.78	0.98	79.2	572	88.7
including	27.40	27.78	0.38	197.0	1,230	217.5
MD115	54.35	55.73	1.38	51.4	3,305	106.5
including	55.00	55.41	0.41	99.0	5,380	188.7

*	Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

The Escondida veins reflect the same characteristics as those noted in our previous release (NR 07-21 dated July 9, 2007) which reported that rhyolites are the preferred host rocks for mineralization.

Drill holes MD108, MD110 and MD111, sited between the high-grade mineralization at Escondida East in MD098 (reported in news release No. 07-15 on June 7, 2007), and MD087, located 300 metres to the east (reported in news release No. 07-19 on June 26, 2007), intersected the vein within andesitic host rocks that are generally less prospective. Although relatively narrow intersections, the gold assay results are higher than previously encountered within this unit.

Deeper drilling of the Escondida vein system, as evidenced in drill holes MD104, MD107 and MD109, intersected the vein within andesitic host rocks.

Assay results for drill holes MD112, MD113 and MD114 are awaited and will be released upon verification and compilation. Base metal result results for holes drilled at Cerro Moro to date are currently being compiled.

Drilling at Escondida is continuing and, as previously reported, a second drill rig is continuing to evaluate the Esperanza target.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade*, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

Cerro Moro is one of 12 epithermal gold and silver properties under a strategic agreement with Cerro Vanguardia S.A., (CVSA) an AngloGold Ashanti subsidiary. Drilling is expected to continue at Cerro Moro through 2007, with a view to establishing a high grade gold-silver resource amenable to open pit mining. The Company expects to have drilled 10,000 metres on the property by late July, triggering the right for CVSA to back-in for a sixty percent joint venture interest in the project. Should that right be exercised, Exeter will receive a cash payment and will be free-carried to the completion of a bankable feasibility study. Should CVSA not exercise its back-in right, its interest will revert to a two percent net smelter returns royalty.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche Gold Porphyry Project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company is reviewing its legal recourse for damages suffered and will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative change.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including comments relating to the possible amendment of anti-mining legislation in Mendoza Province, Argentina, and the results of exploration on the Cerro Moro and Caspiche gold properties.

These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date July 26, 2007

By:	/s/ Susan McLeod

Susan E. McLeod

Secretary